UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the transition period from _______to_______

Commission file number 001-00566

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Greif 401(k) Retirement Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Greif, Inc.
425 Winter Road
Delaware, Ohio 43015

REQUIRED INFORMATION
The following financial statements for the Greif 401(k) Retirement Plan are being filed herewith:

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.
The following exhibits are being filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

To the Audit Committee,
North American Retirement Plans Committee,
Plan Administrator and Participants of
Greif 401(k) Retirement Plan
Delaware, Ohio

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Greif 401(k) Retirement Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedule (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GBQ PARTNERS LLC
We have served as the Plan’s auditor since 2017.
Columbus, Ohio
June 22, 2026

Greif 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
(in millions)	2025	2024
Assets:
Investments:
Investments at fair value (Note 3)	$815.9	$836.8
Guaranteed investment contracts, at contract value	0.4	0.5
Total investments	816.3	837.3
Receivables:
Participant notes receivable	19.1	24.1
Participant contributions receivable	0.8	1.0
Employer contributions receivable	0.6	0.7
Transfer receivable	—	2.0
Total receivables	20.5	27.8
Net assets available for benefits	$836.8	$865.1

See accompanying notes to financial statements.

Greif 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits

(in millions)	Year Ended December 31, 2025
Additions:
Contributions:
Participant contributions	$38.0
Employer contributions	25.6
Rollover contributions	3.9
Total contributions	67.5
Interest income on participant notes receivable	2.0
Investment income:
Net appreciation in fair value of investments	119.0
Dividend income	5.5
Total investment income	124.5
Other income	0.1
Total additions	194.1

Deductions:
Benefits paid to participants	221.6
Administrative fees	0.5
Other expense	0.3
Total deductions	222.4

Net decrease in net assets	(28.3)
Net assets available for benefits, beginning of year	865.1
Net assets available for benefits, end of year	$836.8

See accompanying notes to financial statements.

Greif 401(k) Retirement Plan
Notes to Financial Statements
Note 1 - Description of the Plan
The following description of the Greif 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document and summary plan description for more information.
General
The Plan is a defined contribution plan covering all employees at adopting locations of Greif Packaging LLC (both the “Sponsor” and the "Administrator"), a wholly-owned subsidiary of Greif, Inc. (the "Company"), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was adopted by the Sponsor to provide eligible employees with special incentives for retirement savings. Eligible employees participate as soon as administratively feasible following their date of hire and upon 18 years of age. The Administrator is responsible for keeping accurate and complete records with regard to the Plan, informing participants of changes or amendments to the Plan, and ensuring that the Plan conforms to applicable laws and regulations. Principal Trust Company maintains the Plan assets.

TPG Plastics LLC

Subsequent to the Company's acquisition of TPG Plastics LLC ("TPG Plastics") on March 26, 2024, eligible TPG Plastics employees remained participants in the TPG Plastics, LLC 401(k) Plan (the "TPG Plan"), a defined contribution plan, through December 31, 2024. During 2024, the Company determined that it was in the best interest of the participants of the TPG Plan and the Plan to merge them together effective December 31, 2024 at close of business. As a result of the merger, net assets of $2.0 million were recorded as a receivable from the TPG Plan on the accompanying 2024 statement of net assets available for benefits since the net assets were transferred into the Plan January 2025.
Partial Plan Termination

During the year ended December 31, 2025, the Plan experienced a reduction in participation as a result of the sale of the Containerboard Business, which closed on August 31, 2025, that constituted a partial plan termination under Internal Revenue Code Section 411(d)(3). As a result, all affected participants with a severance from employment during the applicable period became 100 percent vested in employer contribution amounts credited to their accounts as of the date of the partial plan termination, to the extent funded.
Participant Contributions
Participants may contribute up to 100 percent of their annual compensation, not to exceed the deferral limit as established annually by the Internal Revenue Code (the "IRC"), into a choice of investment options. In no event shall the amount contributed for any plan year exceed the amount allowable in computing the participant’s federal income tax exclusion for that plan year. As soon as eligibility criteria are satisfied, participants are automatically enrolled with payroll deductions of 3 percent but are permitted to opt out or change the payroll deduction percentage. Until participants make an investment selection, all of their contributions are invested in a target fund investment option that corresponds to the participant’s projected retirement date, which is based on the participant’s current age and a retirement age of 65. Once the participant makes an investment election, participant contributions are allocated as the participant directs.
Participants may also choose to make rollover contributions (except amounts representing after-tax contributions) to the Plan of amounts received from an eligible employer plan maintained by another company or from an Individual Retirement Account.
Employer Contributions
At its discretion, the Sponsor may make matching and/or profit sharing contributions as set forth in the Plan document. Additionally, the Sponsor contributes three percent of compensation earned for all participants not eligible to participate in the Greif Pension Plan. Certain employer matching contributions are paid pursuant to collective bargaining agreements. The Sponsor’s contributions are allocated to investments in the same manner as that of the participant’s elective contributions.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the Sponsor’s matching and profit sharing contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments
Participants may direct the investment of their contributions and/or account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers 10 mutual funds at registered investment companies, 17 pooled accounts of common collective trusts, a guaranteed investment account, and an employer common stock fund.
Vesting
Participants have full and immediate vesting in all participant contributions and related income credited to their accounts. Employer contributions and actual earnings thereon vest ratably over a five-year period unless otherwise provided by collective bargaining agreements.
Forfeitures
Upon termination of employment, participants forfeit their unvested balances. Upon a participant's date of rehire, all years of service credited to such participant's date of termination are taken into account.
Forfeited balances of terminated participant’s unvested accounts are used to reduce the administrative expenses of the Plan or future employer contributions. Unallocated forfeitures as of December 31, 2025 and 2024 were approximately $3.6 million and $1.8 million, respectively. Forfeitures used to reduce administrative expenses were approximately $0.1 million in 2025.
Notes Receivable from Participants
Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years, or up to 30 years if for the purchase of a primary residence. The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period. A reasonable interest rate will be determined for each loan by the Plan Administrator and is commensurate with prevailing rates at the issuance of loans. As of December 31, 2025, participant loans had maturities through 2050 at interest rates ranging from 4.25 percent to 9.50 percent.
Payment of Benefits
Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan document), retirement, or the attainment of age 59 1⁄2. Distributions may also be made to the participant in the event of physical or mental disability or to a named beneficiary in the event of the participant’s death. Distributions are made in a lump sum payment or by installment payments at the participant’s election.
Employer Stock Fund
Participants can elect to invest in the employer stock fund consisting of Greif, Inc. Class A Common Stock. The fund may also hold cash or cash equivalents as necessary to satisfy the obligations of the fund. Participants may not allocate more than 20% of their future contributions to the employer stock fund.
Plan Termination
Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Note 2 - Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Contributions

Contributions from Plan participants and the matching contributions from the Employer are recorded in the year in which participant compensation is earned.
Benefit Payments
Benefits are recorded upon distribution to participants. There were no participants who elected to withdraw from the Plan, but had not yet been paid at December 31, 2025 and 2024.
Administrative Expenses
All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Additional recordkeeping and investment advisory services that are directly attributable to Plan participant’s accounts are charged on a per-participant basis.
Plan fiduciaries periodically review and monitor all Plan fees and expenses, including investment management, recordkeeping, and advisory fees, to determine whether such fees are reasonable in light of the services provided. This review process may include benchmarking fees against comparable plans and service providers and evaluating alternative fee arrangements. In assessing fees, the Plan fiduciaries seek reasonable value for services rendered and are not required to select the lowest-cost option.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires Plan management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value (except for the guaranteed investment contract, which is reported at contract value). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties
The Plan provides various investment securities options to its participants. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Note 3 - Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:
Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted in active markets for identical assets or liabilities) that the Plan can access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:
•Quoted prices for similar assets or liabilities in active markets
•Quoted prices for identical or similar assets or liabilities in inactive markets
•Inputs other than quoted prices that are observable for the asset or liability
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 - Inputs that are unobservable inputs for the asset or liability.
The following is a description of the valuation methodologies used for investments measured at fair value. The inputs or methodology to value securities are not necessarily an indication of risk associated with investing in those securities, and there have been no changes in the methodologies used at December 31, 2025 and 2024. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
•Common stocks are valued at the closing price reported in the active market on which the individual securities are traded.
•Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
•Common collective funds are measured at net asset value. The net asset value as provided by the trustees is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. The use of net asset value is deemed appropriate as the collective funds do not have a finite life, unfunded commitments or significant restrictions on redemptions.
The preceding methods described may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2025 and 2024, respectively. Classification within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

	Assets at Fair Value as of December 31, 2025
(in millions)	Level 1	Level 2	Level 3	Total
Mutual funds	$266.3	$—	$—	$266.3
Common stocks	8.5	—	—	8.5
Total assets in the fair value hierarchy	274.8	—	—	274.8
Investments measured at net asset value (1)	—	—	—	541.1
Investments at fair value	$274.8	$—	$—	$815.9

	Assets at Fair Value as of December 31, 2024
(in millions)	Level 1	Level 2	Level 3	Total
Mutual funds	$281.6	$—	$—	$281.6
Common stocks	8.3	—	—	8.3
Total assets in the fair value hierarchy	289.9	—	—	289.9
Investments measured at net asset value (1)	—	—	—	546.9
Investments at fair value	$289.9	$—	$—	$836.8

(1) In accordance with Accounting Standard Codification 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts represented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Transfers Between Levels
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to the total net assets available for benefits. There were no transfers between levels during 2025 or 2024.
Note 4 - Investment Contract with Insurance Company
The Plan has a traditional fully benefit-responsive investment contract with John Hancock Life Insurance Company (U.S.A.) (John Hancock) totaling $0.4 million and $0.5 million as of December 31, 2025 and 2024. John Hancock maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The crediting interest rates are based on an agreed-upon formula with the contract issuer, and are guaranteed for an agreed upon period, usually one year.
Certain events might limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuer and that also would limit the ability of the Plan to transact at contract value with the participants.
In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Such events include (1) an uncured violation of the Plan’s investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, (4) a material amendment to the agreement without consent of the issuer.
Note 5 - Party-in-Interest Transactions

The Plan also invests in the common stock of Greif, Inc. As of December 31, 2025 and 2024, the Plan owned 125,557 and 136,080 shares of Greif, Inc.’s Class A Common Stock with a fair value of $8.5 million and $8.3 million, respectively. As of December 31, 2025 and 2024, the cost basis of Greif, Inc.’s Class A Common Stock was $7.9 million and $8.7 million, respectively. Dividends earned from Greif, Inc. were $0.3 million for the year ended December 31, 2025.
Certain members of Greif Packaging LLC management perform administrative and fiduciary duties for the Plan that qualify them as parties-in-interest and/or related parties of the Plan. Transactions between such members of Greif Packaging LLC management and the Plan were routine in nature and conducted pursuant to the Plan’s provisions as of and during the year ended December 31, 2025.
Principal Life Insurance Company (Principal) is a party-in-interest with respect to the Plan as the Plan’s contract administrator. The Sponsor is a party-in-interest with respect to the Plan. The Plan reimburses the Sponsor only for direct costs for necessary services provided. Highland Consulting Associates, LLC and Edelman Financial Engines, LLC are parties-in-interest with respect to the Plan as both parties provide investment advisory services to the Plan or participants directly. GBQ Partners, LLC (GBQ) is a party-in-interest with respect to the Plan as GBQ provides audit services to the Plan. Vorys, Sater, Seymour and Pease LLP (Vorys) is a party-in-interest with respect to the Plan as Vorys provides legal services to the Plan.
The transactions mentioned above qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.
Note 6 - Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated August 6, 2021, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2021.

Note 7 - Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2025 and 2024:

(in millions)	December 31, 2025	December 31, 2024
Net assets available for benefits per the financial statements	$836.8	$865.1
Less: Participant contributions receivable	0.8	1.0
Less: Employer contributions receivable	0.6	0.7
Add: Rounding	0.1	—
Net assets available for benefits per the Form 5500	835.5	863.4

The following is a reconciliation of changes within net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31:

(in millions)	December 31, 2025
Net decrease per the financial statements	(28.3)
Contributions receivables:
End of year	(1.4)
Beginning of year	1.7
Rounding	0.1
Net loss per the Form 5500	$(27.9)

Note 8 - Subsequent Events

The Plan Sponsor has evaluated subsequent events from the statement of net assets available for plan benefits date through June 22, 2026, the date at which the financial statements were issued, and no additional events were noted which warrant adjustments to, or disclosure in, the financial statements.

Greif 401(k) Retirement Plan
Supplemental Schedule

Employer ID No: 36-3268123; Plan No: 001

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value (in millions)
	Equity Securities Mutual Funds
	Dodge & Cox Stock Fund	Mutual Fund	32.6
	Vanguard Institutional Index Fund	Mutual Fund	108.0
	DFA U.S. Targeted Value I Fund	Mutual Fund	6.4
	Fidelity Extended Market Index Fund	Mutual Fund	34.5
	Vanguard Small Cap Growth Index Fund	Mutual Fund	8.2
	Am Fds Euro Pacific Growth R6Fund	Mutual Fund	18.8
	DFA Emerg Mkt Core Eqty Portfolio	Mutual Fund	1.8
	Fidelity Global ex US Index Fund	Mutual Fund	21.6
			$231.9
	Fixed Income Mutual Funds
	PIMCO Total Return Fund	Mutual Fund	5.6
	PIMCO Real Return/Institutional Fund	Mutual Fund	28.8
			$34.4
	Common Collective Trusts
	Metlife Stable Value Sol J Fd	Common Collective Trust	$0.3
	Vanguard Target Retirement Inc Trust II	Common Collective Trust	10.1
	Vanguard Target Retirement 2020 Trust II	Common Collective Trust	19.3
	Vanguard Target Retirement 2025 Trust II	Common Collective Trust	24.8
	Vanguard Target Retirement 2030 Trust II	Common Collective Trust	81.1
	Vanguard Target Retirement 2035 Trust II	Common Collective Trust	42.2
	Vanguard Target Retirement 2040 Trust II	Common Collective Trust	75.5
	Vanguard Target Retirement 2045 Trust II	Common Collective Trust	35.4
	Vanguard Target Retirement 2050 Trust II	Common Collective Trust	43.2
	Vanguard Target Retirement 2055 Trust II	Common Collective Trust	27.4
	Vanguard Target Retirement 2060 Trust II	Common Collective Trust	19.4
	Vanguard Target Retirement 2065 Trust II	Common Collective Trust	7.4
	Vanguard Target Retirement 2070 Trust II	Common Collective Trust	2.6
	Winslow Large Cap Growth C Fd	Common Collective Trust	64.6
	T. Rowe Price Mid-Cap Growth Fund	Common Collective Trust	11.3
	Galliard Stable Return E	Common Collective Trust	71.6
	TS&W Collective/MID CAP Value TR	Common Collective Trust	4.9
			$541.1
	Guaranteed Investment Account
	John Hancock S Guaranteed	Guaranteed Investment Account	0.4

	Common Stock
*	Greif, Inc. Class A Common Stock	Common Stock	$8.5

	Loans to Participants
*	Participant notes receivable	Interest rates of 4.25% to 9.50% Due dates range from 2026-2050	19.1
			$835.4
* Indicates parties-in-interest to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Greif 401(k) Retirement Plan
Date: June 22, 2026
                    By:         /s/ Bala Sathyanarayanan
                    Printed Name:     Bala Sathyanarayanan
                    Title:        Executive Vice President, CHRO